Exhibit 99.4

Nano Dimension and Infinite Epigenetics Investor Conference Call Script on Proposed Business Combination

Operator – Introduction

Good morning, and welcome to the Nano Dimension and Infinite Epigenetics investor conference call. All participants will be in listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by Zero. Please note, this event is being recorded.

I would now like to turn the conference over to Purva Sanariya, Director of Investor Relations for Nano Dimension. Please go ahead.

Purva Sanariya, Director of Investor Relations

Thank you and good morning, everyone. Welcome to Nano Dimension’s and Infinite Epigenetics’ investor conference call to discuss their proposed business combination and strategic rationale for creating a publicly traded AI-powered preventive health and diagnostics company. Joining me today is our Chief Executive Officer, Dave Stehlin and Dr. Matthew Dawson, Co-Founder and Chief Executive Officer of Infinite Epigenetics.

Earlier today, Nano Dimension issued a press release announcing that it has entered into a non-binding term sheet for a proposed business combination with Infinite Epigenetics. Nano Dimension has also posted a supplemental investor presentation to the investor relations section of its website, and we encourage listeners to review those materials for additional detail.

Before we begin, please note that today’s discussion will include forward-looking statements within the meaning of federal securities law, including statements regarding the proposed business combination, the anticipated benefits of the transaction, the expected strategy and opportunities for the combined company, product development, clinical and commercial plans, reimbursement, market opportunity, and other statements that are not historical facts.

Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Safe Harbor statement outlined in today’s press release also pertains to statements made on this call.

Nano Dimension undertakes no obligation to update these statements except as required by law. Please refer to Nano Dimension’s filings with the U.S. Securities and Exchange Commission for more information regarding these risks and uncertainties.

With that, I will turn the call over to Dave.

David Stehlin, CEO of Nano Dimension

Thank you, Purva, and thank you to everyone joining us this morning.

Today marks a defining moment for Nano Dimension and our shareholders.

Earlier today, we announced that we entered into a non-binding term sheet for a proposed business combination with Infinite Epigenetics, an AI-powered preventive health and diagnostics company that is redefining how chronic disease is predicted, detected, and prevented with epigenetics.

But this is more than a transaction announcement.

This is the next major step forward for Nano. Over the past six plus months, our Board and management team have been focused on one central question:

How can we best utilize Nano’s capital base, Nasdaq listing, and strategic flexibility to create long-term value for our shareholders?

We began to answer this question by streamlining operations, reducing cash burn, and monetizing product lines — significant actions in their own right

Simultaneously, we were evaluating strategic alternatives to identify what we believe is the most compelling path forward.

This process was both rigorous and time intensive...

With our financial advisor, Houlihan Lokey, we conducted a thorough review of approximately 20 potential opportunities across multiple sectors.

From there, we narrowed that targeted list to a sub-set of more serious candidates. We then conducted a round of detailed due diligence on a small group of final candidates.

And after that process, our Board and management team concluded that Infinite Epigenetics clearly stood above the rest.

It checked all the boxes we were looking for: a proven technology platform with revenue-generating operations, a large, growing addressable market, world-class customers and partners, a strong leadership team, experienced board members, and highly accomplished investors.

But this is important:

Not only did Nano choose Infinite...Infinite also chose Nano.

Nano chose Infinite because it is a market moving platform that is commercial today powered by a proprietary AI foundational model built around proprietary biological data, and positioned within a massive and growing addressable market. Healthcare NEEDS what Infinite is pursuing.

On the other hand...

Infinite chose Nano because of our strong capital base, Nasdaq listing, and strategic flexibility, which will help accelerate its growth strategy, expand its commercial reach, advance its proprietary biological AI foundation model, and provide the capital the company needs to fully realize its vision.

Infinite Epigenetics is not a new idea or an early-stage concept. The name is new, but the foundation is not. It has been built over more than five years through two established businesses: TruDiagnostic, a CLIA-certified laboratory founded in 2019, and Tally Health, a consumer longevity and preventive health company founded in 2021.

Matt will speak more directly to the importance of epigenetics, the strength of Infinite’s expertise, and the opportunity ahead.

What is important to understand is that this foundation is already in place. Together, TruDiagnostic and Tally Health have collected more than 120,000 epigenetic samples, developed a proprietary DNA methylation dataset, built revenue-generating commercial operations, and created a platform we believe can scale across multiple healthcare markets.

For Nano shareholders, this proposed transaction provides the opportunity to deploy Nano’s capital base and public company profile into a high-growth healthcare AI opportunity.

If completed, the combined company is expected to operate as Infinite Epigenetics and trade on Nasdaq under the ticker symbol IEAI.

Under the proposed structure, existing Nano shareholders are expected to retain a meaningful minority ownership interest in the combined company, based on a stated value for Nano shares that reflects a 20% premium to Nano Dimension’s estimated net cash at closing, subject to final negotiation and execution of a definitive agreement.

In addition, the pre-combination Nano shareholders would receive a contingent value right entitling them to certain net proceeds, if any, received by a newly formed entity and liquidation trust from the disposition of certain Nano legacy assets following the closing of the combination.

Importantly, this transaction is not only about identifying a compelling business. It is about pairing that business with the right capital base, the right public-company platform, and the right proven leadership team to execute.

Based on the current plan, we believe Nano’s capital base would provide Infinite with the capital it needs to accelerate growth, expand its commercial reach, advance its proprietary biological AI foundation model, accelerate revenue growth, and scale the business toward strong cash flow without the need for additional capital raises.

That matters.

In many diagnostics and healthcare technology stories, investors worry about repeated and uncertain financings. We believe this proposed combination gives Infinite the capital to execute from a position of strength, while giving Nano shareholders the opportunity to participate in the upside of a high-growth, AI-powered preventive health and diagnostics company.

In the interim, Nano will continue to operate its remaining product lines while we advance our strategic plan and work toward executing definitive transaction documents and completing the proposed business combination with Infinite Epigenetics.

This is the right opportunity at the right time.

We believe Infinite is exactly the kind of AI-driven healthcare platform that can shift the market and create meaningful value for our shareholders. We all know people who have experienced the pain of chronic disease, this is one of the world’s most significant problems. The diagnostic capability of Infinite’s proprietary biological AI platform is intended to reduce disease and lower the cost of healthcare.

With that, I want to introduce the person who will lead this next chapter.

Dr. Matthew Dawson...

Matt is the Co-Founder and CEO of Infinite Epigenetics and would serve as CEO of the combined company.

He is a physician entrepreneur, a six-time founder, an author, and a recognized voice in precision medicine, epigenetics, and AI in healthcare. And a focused, committed and strong leader.

Importantly, he is part of a founding team that has collectively built more than 10 companies and participated in prior ventures representing more than $20 billion of aggregate exit value. In getting to know Matt I recognize a brilliant scientist, and a creative, humble and motivating leader.

Nano shareholders are being asked to evaluate a new future for the company. We believe Matt and the Infinite team have the experience, discipline, and vision to be strong stewards of Nano shareholders’ capital and understand how to deliver return on investment.

Now, they are building a company around one of the most important questions in healthcare:

What if we could understand your risk of disease years before symptoms show up?

Matt, over to you.

Dr. Matthew Dawson, Co-Founder and CEO of Infinite Epigenetics

Thank you, Dave.

This is why we built Infinite Epigenetics.

We built this company because we believe healthcare is at a turning point.

For too long, healthcare has been reactive.

We wait until people are sick.

We wait until symptoms appear.

We wait until disease has progressed far enough to show up on conventional tests.

But disease does not start the day it is diagnosed.

Biology changes first.

And if we can read those biological changes earlier, we can change what happens next.

That is the mission of Infinite Epigenetics: to move healthcare from reactive to proactive — from late detection to earlier insight, from treating disease after it appears to understanding risk before it becomes irreversible.

The proposed combination with Nano Dimension gives us the opportunity to accelerate that mission.

We chose Nano because Nano brings more than a public listing. It brings the capital base, strategic flexibility, and shareholder platform to help us execute our growth strategy faster and scale the business with discipline.

For Infinite, that matters because the opportunity in front of us is large, and the timing is now.

To understand why, let’s start with the biology.

Your DNA is the code you are born with. It doesn’t change.

Epigenetics is different. Epigenetics reflects how your genes are being expressed through aging, lifestyle, environment, stress, inflammation, metabolic health, and disease.

Epigenetics is dynamic. It changes over time.

That is what makes it so valuable. It becomes a window into both your current state of health and your future health trajectory.

In simple terms, epigenetics gives us a way to read the operating system of the body.

Historically, reading that operating system has been the difficult part.

The epigenome is extraordinarily complex. It contains an enormous amount of signals. A traditional lab test may look at dozens of biomarkers. But from a simple blood sample, our lab can read more than one million epigenetic signals.

That level of biological information is incredibly powerful, but it requires artificial intelligence to interpret at scale.

This is why the opportunity exists now and not before.

These two revolutions are converging.

Epigenetics gives us a dynamic biological signal. AI gives us the ability to interpret those signals at a scale and level of complexity that was impossible before.

We’ve built a proprietary biological AI foundation model trained on extensive epigenetic datasets, research, and clinical outcomes.

This model enables us to translate those million-plus signals into clearer health insights and unlock predictive insights at a biological level that was previously inaccessible.

We call it Infinite Biological Intelligence.

The first model is called IE-1 and it will get stronger over time.

Each test processed by our platform does two things.

First, it delivers actionable insights for clinicians and patients.

Second, it adds data that further strengthens the model in future training runs, helping it detect and predict disease earlier.

More tests generate more data.

More data improves the model.

A stronger model supports better insights.

Better insights drive greater clinical adoption.

And greater adoption creates more tests and more data.

This is a compounding biological data asset.

And it is the core of the Infinite Epigenetics platform.

That is why we view Infinite Epigenetics as much more than a diagnostics company.

We are building an AI-native health platform anchored in proprietary epigenetic data.

We believe the next era of healthcare will be predictive, preventive, personalized, and powered by AI.

And we believe epigenetics is one of the most important biological layers for making that possible.

Importantly, this is not just a vision.

We have already commercialized this platform.

Infinite brings together the technology, proprietary data, and commercial operations of two established businesses: TruDiagnostic, our CLIA-certified laboratory founded in 2019, and Tally Health, our consumer longevity and preventive health company founded in 2021.

Today, revenue is generated through our existing TruDiagnostic and Tally operations, including testing, research, consumer longevity, and commercial channels.

The larger opportunity ahead is to build on this foundation and expand into broader clinical diagnostics, preventive health, reimbursement-driven markets, enterprise channels, pharma/data partnerships, and software applications.

So far, these businesses have collected more than 120,000 epigenetic samples, generated revenue, built commercial channels, expanded research relationships, and developed a proprietary DNA methylation dataset that is one of the largest private datasets of its kind.

We have the test volume.

We have the data.

We have the intellectual property.

We have the commercial operations.

We have the scientific relationships.

We have the clinical and consumer channels.

And we have the platform that can expand these compounding assets into multiple markets over time.

Our initial clinical focus is on four major chronic disease areas: cardiovascular disease, Type 2 diabetes, chronic obstructive pulmonary disease, or COPD, and MASLD, formerly known as fatty liver disease.

These disease areas represent where we believe the platform can have some of its greatest long-term impact. Some applications are active today, while others are part of our development and commercialization roadmap.

These are among the most important and costly disease categories in the world. They affect more than 4 billion people worldwide and account for more than $4 trillion in annual healthcare costs.

And they are often detected too late.

Together, these initial disease areas represent an over $90 billion U.S. clinical diagnostics market opportunity across our core disease states.

We believe AI-enabled epigenetics is the piece that can shift healthcare from reactive to proactive.

It can help identify disease risk earlier.

It can help detect biological changes years before symptoms surface.

And it can give clinicians a clearer window into the body so they can intervene sooner, personalize care, and improve outcomes.

This is the opportunity we are pursuing.

At the center of Infinite Epigenetics is one powerful idea, which is that:

One biological data engine can support many applications.

The same foundation model that supports earlier detection of chronic disease can support much more: biological age and longevity, treatment response, drug development, trial enrichment, and beyond.

It is not one test.

It is not one market.

It is not one use case.

It is a proprietary biological AI platform with many potential clinical and commercial applications.

We believe that is where AI healthcare is headed.

In recent years, investors have watched several important public-market categories emerge.

Exact Sciences helped demonstrate that molecular diagnostics can scale.

GRAIL helped demonstrate the potential of methylation-based disease detection from blood.

Tempus AI helped demonstrate that proprietary healthcare data and AI can create a powerful precision medicine platform.

Infinite sits at the intersection of all three: a diagnostics business, methylation-based testing, and proprietary biological data.

On top of this, we are building an AI platform that turns that data into actionable intelligence and insights.

That combination creates a differentiated platform with the potential to support multiple clinical and commercial applications over time.

And perhaps the most important part of the Infinite Epigenetics story is the data itself.

We have the data moat to lead this industry.

In healthcare, high-quality biological data cannot simply be scraped from the internet. It must be generated, validated, structured, protected, and connected to real biological context.

That requires years of testing, scientific work, commercial operations, clinician engagement, and research collaboration.

Infinite has been building this foundation for years.

Infinite has also built extensive biological and technical intellectual property and maintains research collaborations with leading institutions, including Harvard, Yale, Duke, Stanford, and other top institutions around the world.

Our platform includes proprietary methylation data, more than one million epigenetic signals per sample, patent families spanning assay technology, algorithms, and novel biology, and a growing research and advisor network that includes leaders across epigenetics, methylation science, clinical medicine, longevity, and health systems.

These assets create a durable foundation for a publicly traded, AI-powered preventive health and diagnostics company.

Our team is also an important part of the story.

I have spent my career at the intersection of medicine, entrepreneurship, precision health, and education. I have founded multiple healthcare companies, authored medical textbooks, and worked to make complex medical science more accessible and actionable.

Dr. Michael Mallin, our Co-Founder and Chief Science Officer, is a physician-scientist, healthcare founder, and precision medicine operator with deep experience developing diagnostic products and translating complex science into tools that clinicians and consumers can use.

Brad Keywell, our Co-Founder and Chairman, is an original investor and Board Member of Tempus AI and a serial entrepreneur who has helped build multiple data-driven technology companies.

Across the broader Infinite team, we bring together clinicians, scientists, AI thinkers, commercial operators, and company builders.

The variety of expertise is crucial as this process doesn’t just require science but it requires execution.

Building at the intersection of epigenetics, AI, and commercial healthcare takes more than any single discipline.

The science has to become a product.

The product has to reach clinicians and consumers.

The platform has to scale.

And the capital has to be deployed responsibly.

We understand that responsibility.

If this transaction is completed, we would be stewards of Nano shareholders’ capital. Our focus would be clear: use that capital with discipline to accelerate growth, expand commercial reach, deepen the dataset, advance our disease models, and move the business toward positive cash flow without the need for additional capital raises.

That is why this proposed combination is so significant.

Nano brings a publicly traded platform, a strong capital base, and strategic flexibility.

Infinite brings a revenue-generating biological AI platform, proprietary data, a biological foundation model, commercial operations, deep IP, and a large long-term market opportunity.

Nano chose Infinite because of the platform we have built.

Infinite chose Nano because Nano can help us scale it.

Together, we have the opportunity to build a company around a simple but powerful idea:

The earlier we understand disease, the more power we have to change its course.

That is bigger than one test.

It is bigger than one market.

It is the foundation for a new kind of healthcare company...one built to help predict, detect, and ultimately prevent disease earlier.

For Nano shareholders, this is an opportunity to participate in a company built around some of the most powerful themes in healthcare and technology.

For Infinite, this proposed combination would provide the capital and publicly traded company platform to scale faster…deepen our dataset…expand our commercial organization…advance our disease models…pursue reimbursement pathways…and execute our growth strategy more quickly.

But just as importantly, it would give us the opportunity to do that with a strong capital foundation and a clear focus on disciplined execution.

We know Nano shareholders are being asked to evaluate a new future for the company.

Our job is to earn that confidence.

We will do that by executing with discipline, deploying your capital responsibly, and building around the foundation already in place: real technology, real data, real revenue, and a real platform.

The future we are pursuing is ambitious.

We want to help clinicians catch disease earlier.

We want to give individuals a better understanding of their own biology.

We want to help researchers and pharma partners identify new biological patterns.

Above all, we want to use AI not just to automate healthcare, but to make healthcare more predictive, more preventive, and more personal.

Infinite represents a chance to build something durable at the intersection of AI and biology.

A company that gets smarter with every test.

A company that gives clinicians a clearer window into the body.

A company that can help move healthcare from reacting to disease to understanding it earlier.

The opportunity is real.

The foundation is in place.

And the mission is clear: Change the way the world understands, predicts, and prevents disease.

Dave, I’ll turn it back to you.

David Stehlin, CEO of Nano Dimension

Thank you, Matt.

That was a powerful overview and captures why our Board and management team believe so strongly in Infinite Epigenetics.

As we previously announced, we are holding an extraordinary general meeting of shareholders on July 31, which will include on the agenda a proposal to approve, on a non-binding advisory basis, a resolution regarding the continuation of our strategic alternatives review process including any related transaction approved by the Board. This vote is simply one that will ask you to allow the company to continue with our strategic process to a close.

We are running a rigorous process. We found a differentiated, commercial AI-powered preventive health and diagnostics platform. And we believe Nano’s capital base and Nasdaq listing can help turn that platform into a high-growth public company with the resources to scale and in relatively short order.

The transaction is also structured to allow Nano shareholders to retain a meaningful minority ownership in the combined company. The proposed valuation reflects an approximate 20% premium to Nano’s estimated net cash at closing. Pre-combination Nano shareholders would also receive a contingent value right tied to certain net proceeds, if any, received by the combined company with respect to the disposition of certain Nano legacy assets following the closing of the combination.

We also expect the combined company to benefit from a strong and reconstituted board with deep healthcare, public company, AI, and operating experience. The board is expected to include representatives designated by Nano, as well as key Infinite Epigenetics leaders and directors, including Brad Keywell, a leading investor in forward leaning companies and AI technology applications and retired U.S. Navy Vice Admiral Raquel ‘Rocky’ Bono, a current member of the board of directors of Humana, former CEO and director of the Defense Health Agency, and nationally recognized healthcare leader.

The strategic fit is clear.

Nano brings a publicly traded platform, a strong capital base, and the financial flexibility to invest behind growth. Infinite brings a revenue-generating proprietary biological AI platform, proprietary data, deep intellectual property, and an experienced team building at the intersection of AI and biology and is ready to scale.

We believe this proposed combination offers a more compelling path than remaining a cash-heavy public company without a scalable growth platform.

Together, we believe this creates a rare opportunity for Nano shareholders to participate in a publicly traded, AI-powered preventive health and diagnostics company with the capital needed to accelerate growth and scale the business towards positive cash flow without the need for additional capital raises.

…..

The record date for the extraordinary general meeting is June 23, 2026, and the extraordinary general meeting will be held on July 31, 2026.

The upcoming vote is not a final vote on the Infinite Epigenetics transaction. It is a vote, among other matters, to allow the Company to continue the strategic alternatives review process and work toward a final proposal for shareholders to consider.

If a definitive agreement is reached, shareholders will receive additional information and will have the opportunity to vote on the final transaction at a later date.

We appreciate the patience of our shareholders throughout this process. We know this has taken time, but we have been deliberate because the decision matters.

Now is the time to act.

The July vote is about preserving the Company’s ability to continue diligence and advance what we believe is a truly rare opportunity for Nano shareholders.

We encourage shareholders to review today’s press release and supplemental investor presentation, understand the opportunity in front of us, and support the Board’s proposed path forward at the upcoming extraordinary general meeting.

We look forward to keeping you updated as we advance due diligence and work toward a definitive agreement.

Thank you again for joining us today.

Operator – Closing

This concludes today’s conference call. Thank you for your participation. You may now disconnect.